TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

CONSENT OF QUALIFIED PERSON

I, David Rowe, CPG, do hereby consent to the public filing by First Majestic Silver Corp. ("First Majestic") of the technical report entitled "La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" (the "Technical Report"), with an effective date of December 31, 2020.

I also consent to any extracts from or a summary of the Technical Report in the Annual Information Form of First Majestic dated March 31, 2021.

I certify that I have read the Annual Information Form being filed by First Majestic, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31 day of March 2021.

[Signature Page Follows]

Sincerely,

"signed"
David Rowe First Majestic Silver Corp.

Signature Page to La Encantada QP Consent